United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Vale S.A. Praia de Botafogo, 186, 19th floor, Botafogo 22.250-145 Rio de Janeiro RJ Brazil www.vale.com vale.ri@vale.com Page 1 of 2 Rio de Janeiro, July 8, 2026. To Brazilian Securities and Exchange Commission – CVM Superintendence of Company Relations Company Monitoring Management 2 Attn.: Fernando Soares Vieira Superintendent Guilherme Rocha Lopes Manager Moises Washington de Oliveira Federal Capital Markets Inspector C/C: Superintendência de Listagem e Supervisão de Emissores da B3 S.A. – Brasil, Bolsa, Balcão E-mails: emissores@b3.com.br; ana.pereira@b3.com.br; ana.zane@b3.com.br; diane.freo@b3.com.br Subject: Request for Clarifications - News Published in the Media - Official Letter No. 140/2026/CVM/SEP/GEA-2 (Documento SEI nº 2763439) (“Official Letter”) Dear Sirs/Madams, VALE S.A. (“Company”), in response to Official Letter No. 140/2026/CVM/SEP/GEA-2 (“Official Letter”), dated July 8, 2026, through which this Distinguished Superintendence requested clarifications regarding information disclosed in a news article published by Valor Econômico on July 7, 2026, entitled “After resisting, Stieler resigns from Vale’s board,” hereby respectfully provides the following clarifications. 1. Absence of any “Agreement” for the Resignation At the outset, the Company clarifies that the information reported in the news article, according to which there would have been “an arrangement to facilitate the resignation” of Mr. Daniel André Stieler (“Daniel”), does not reflect the facts. Daniel’s resignation resulted from his personal decision, formalized by means of a resignation letter submitted to the Company on July 6, 2026. It was this personal decision, initially expressed as a possibility a few days earlier, that led to the negotiation and execution of the Non-Compete Compensation Agreement and Other Covenants (“Agreement”), and not the other way around. Accordingly, there was no “agreement,” “arrangement” or “indemnity” that conditioned such resignation. 2. Circumstances of the Early Departure Daniel’s departure prior to the end of his term resulted from his personal decision not to oppose the position sought by the Company’s largest reference shareholder, in view of Vale’s best interests. As this was an unplanned departure, occurring while strategic matters were still under development within the scope of his duties as Chairman of the Board of Directors, Coordinator of the Nomination and Governance Committee, and member of the Capital Allocation and Projects Committee, additional measures became necessary in connection with the transition process. In this context, the Agreement was executed, pursuant to which Daniel undertook non-compete, non-solicitation, non-disparagement and confidentiality obligations for a period of 24 (twenty- Vale S.A. Praia de Botafogo, 186, 19th floor, Botafogo 22.250-145 Rio de Janeiro RJ Brazil www.vale.com vale.ri@vale.com Page 2 of 2 four) months, considering the broad access he had to confidential and strategic information of the Vale Group during the performance of his duties. 3. Maintenance of the Company’s Compensation Policy As noted in the Official Letter itself, the 2026 Reference Form V5, filed on July 1, 2026, provides that the members of the Board of Directors are not entitled to any other types of compensation or benefits, including bonuses, profit sharing, meeting attendance fees, commissions, post-employment benefits, benefits arising from termination of office, or share-based compensation. The Company clarifies that such compensation policy remains fully in force and has not undergone any amendment. The Agreement entered into with Daniel does not constitute an exception to, or amendment of, the compensation policy applicable to the members of the Company’s Board of Directors, but rather a specific and extraordinary instrument arising from the particular circumstances of his departure, which establishes non-compete, non-solicitation, non-disparagement and confidentiality obligations (some of which are reciprocal). The compensation provided for in the Agreement corresponds to consideration for the obligations undertaken by Daniel during the restricted period of 24 (twenty-four) months, and should not be confused with compensation arising from the performance of the office of board member. 4. Validation of the Agreed Compensation The compensation amounts provided for in the Agreement were reviewed by an internationally recognized firm specializing in executive search, organizational design, compensation and leadership development. Such review concluded that the agreed compensation parameters are aligned with market practices and with the objectives pursued by the Company in situations of this nature. 5. Non-Qualification as a Material Fact Daniel’s resignation was duly disclosed by means of a Material Fact published on July 6, 2026, in compliance with the Company’s disclosure obligations. With respect to the specific terms of the Agreement, the Company’s management, after careful analysis, concluded that such information does not qualify as a material fact. This is because the agreed terms are not capable of materially influencing shareholders’ investment decisions or the trading price of the securities issued by the Company. The Company reaffirms its commitment to transparency and to the best corporate governance practices, and remains available to this Distinguished Superintendence to provide any additional clarifications that may be necessary. Sincerely, Marcelo Feriozzi Bacci Executive Vice President of Finance and Investor Relations Free translation generated by artificial intelligence COMISSÃO DE VALORES MOBILIÁRIOS Rua Sete de Setembro, 111/2-5º e 23-34º Andares, Centro, Rio de Janeiro/RJ – CEP: 20050-901 – Brasil - Tel.: (21) 3554-8686 Rua Cincinato Braga, 340/2º, 3º e 4º Andares, Bela Vista, São Paulo/ SP – CEP: 01333-010 – Brasil - Tel.: (11) 2146-2000 SCN Q.02 – Bl. A – Ed. Corporate Financial Center, S.404/4º Andar, Brasília/DF – CEP: 70712-900 – Brasil -Tel.: (61) 3327-2030/2031 www.cvm.gov.br Official Letter No. 140/2026/CVM/SEP/GEA-2 Rio de Janeiro, July 8, 2026. To: Mr. Marcelo Feriozzi Bacci Investor Relations Officer of VALE S.A. E-mail: dri.vale.sa@vale.com Copy to: Listing and Issuer Supervision Department of B3 S.A. – Brasil, Bolsa, Balcão E-mails: emissores@b3.com.br; ana.pereira@b3.com.br; ana.zane@b3.com.br; diane.freo@b3.com.br Subject: Request for Clarification – News Article Published in the Media. Dear Sir, 1. We refer to the Material Fact dated July 6, 2026, under the subject “Vale informs about the resignation of the Chairman of the Board of Directors”, as well as to the article published on the Valor Econômico website on July 7, 2026, entitled “After resisting, Stieler resigns from Vale's board”, which contains the following information: The chairman of Vale’s board of directors, Daniel Stieler, resigned from the position on Monday (6), as anticipated earlier in the day by Valor. In a material fact released early in the evening, the company informed that it had received a letter from Stieler in which the executive communicated his resignation from the positions of member and chairman of the mining company’s board, with immediate effect. Stieler’s removal was requested on June 11 by Previ, the pension fund of Banco do Brasil employees – a reference shareholder of Vale – and since then the executive had been attempting to remain in the position. To implement the removal, Previ requested an Extraordinary Shareholders’ Meeting (EGM) of Vale, scheduled for the 22nd of this month. In the meeting request, Previ appears with 7.01% of the company’s share capital, but the foundation’s total position in the mining company is larger, at approximately 10%, considering indirect holdings through two corporate vehicles: Litel and Litela. In yesterday’s document, Vale informs that, due to the resignation, item 1 of the EGM agenda, which dealt precisely with the request for Stieler’s removal, became moot. According to the company, the remaining agenda items remain unchanged for shareholder deliberation at the meeting, which will be held virtually. With the resignation, Vale’s board of directors is expected to schedule a meeting to elect an interim chairman until the EGM. At the meeting, shareholders will decide on the other two agenda items: the selection of a board member to replace Stieler and the election of a new chairman of the board. Previ nominated the former president of the foundation, José Maurício Pereira Coelho, to replace Stieler as a board member. However, Vale management’s proposal for the EGM indicated Ieda Gomes as a candidate for the vacancy. Coelho and Gomes will compete for the same seat at the EGM to complete the term until April 2027, when Stieler’s tenure would have ended, together with the remainder of the board. In April of next year, Vale’s entire board will be subject to election. Yesterday, Vale informed that the EGM on the 22nd will address the election of a replacement and of a new “chairman”. Previ also supports the Portuguese Manuel Lino Silva de Sousa Oliveira, known as “Ollie” and currently a member of the mining company’s board, for the position of Vale chairman in place of Stieler. “Ollie” will face Vale’s current vice chairman, Marcelo Gasparino, who is also a candidate for the position at the meeting. The parties involved in the dispute are holding meetings with investors, especially foreign investors, who hold approximately half of Vale’s capital and are decisive for the EGM. Initially, Stieler resisted resigning and took actions to obtain support. On June 19, he even chaired an extraordinary meeting of the mining company’s board at which the removal request was part of the agenda. The situation led Previ to consider that the executive acted under a conflict of interest. In recent days, negotiations were conducted and there would have been an arrangement to facilitate Stieler’s resignation, which would involve financial compensation, Valor has learned. Previ understands that the change is timely to allow Vale to advance further in corporate governance. Contacted, Stieler did not respond. [our emphasis] 2. With respect to the highlighted excerpts of the news article, we request that you express your opinion regarding the accuracy of the information. You should also inform in which documents already filed in the Empresas.NET System information on the matter can be found. 3. We remind you that in the 2026 Reference Form V5, item 8.1, filed on July 1, 2026, the following disclosure appears: The members of the Board of Directors currently are not entitled to any other types of compensation or benefits, including bonuses, profit sharing, compensation for participation in meetings, committees, post-employment benefits, benefits arising from the termination of service in office, and share-based compensation. Members of the Board of Directors are entitled to reimbursement of travel and lodging expenses necessary for the performance of their duties. 4. Such statement shall include a copy of this Official Letter and shall be submitted through the Empresas.NET System, under the category “Notice to the Market”, type “Clarifications regarding inquiries from CVM/B3”. Compliance with this request for a statement through a Notice to the Market does not exempt any eventual determination of liability for the failure to timely disclose a Material Fact, pursuant to CVM Resolution No. 44/21. 5. We warn that this administrative authority, in the exercise of its legal powers and based on item II of article 9 of Law No. 6,385/76, and article 7, combined with article 8, of CVM Resolution No. 47/21, may determine the application of a daily fine, without prejudice to other administrative sanctions, in the amount of R$1,000.00 (one thousand reais), for failure to comply with the requirements established herein, by July 9, 2026. Yours sincerely, Electronically signed by Fernando Soares Vieira, Superintendent, on July 8, 2026, at 14:45, pursuant to article 6 of Decree No. 8,539 of October 8, 2015. Electronically signed by Moises Washington de Oliveira, Federal Inspector of the Capital Markets, on July 8, 2026, at 14:47, pursuant to article 6 of Decree No. 8,539 of October 8, 2015. Electronically signed by Guilherme Rocha Lopes, Manager, on July 8, 2026, at 15:01, pursuant to article 6 of Decree No. 8,539 of October 8, 2015. A autenticidade do documento pode ser conferida no site https://sei.cvm.gov.br/conferir_autenticidade, informando o código verificador 2763439 e o código CRC A6A2A34A. This document's authenticity can be verified by accessing https://sei.cvm.gov.br/conferir_autenticidade, and typing the "Código Verificador" 2763439 and the "Código CRC" A6A2A34A. Reference: Proceeding nº 19957.012230/2026-98 SEI Document nº 2763439

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: July 8, 2026		Director of Investor Relations